

November 30, 2020

Ross Tennenbaum
Chief Financial Officer
Avalara, Inc.
255 South King Street, Suite 1800
Seattle, WA 98104

      Re: Avalara, Inc.
            Form 10-K for the Year Ended December 31, 2019
            Filed February 28, 2020
            File No. 001-38525

Dear Mr. Tennenbaum:

      We have reviewed your filing and have the following comment. In our comment, we ask that you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2019

Consolidated Statements of Cash Flows, page 76

1.   You state that funds held from customers represent cash and cash equivalents that, based on your intent, are restricted solely for satisfying the obligations to remit funds relating to your tax remittance services. Please explain how you classify client funds in your consolidated statements of cash flows and specifically address how you considered the guidance in ASC 230-10-45-4, 45-24 and 50-8.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joyce Sweeney, Staff Accountant at 202-551-3449 or Kathleen Collins, Accounting Branch Chief at 202-551-3499 if you have questions regarding our comment on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Dan Manning - Avalara, Inc, Chief Accounting Officer